October 15, 2021

BY EDGAR SUBMISSION

Messrs. Pavot and O’Brien

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: MusclePharm Corp

Form 10-K filed March 29, 2021

Form 10-Q filed August 16, 2021

File No. 0-53166

Dear Messrs. Pavot and O’Brien:

Set forth below are the responses of MusclePharm Corporation (the “Company”) to the Staff’s letter of comment, dated September 17, 2021 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-Q filed August 16, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	Please provide more specific and prominent discussion and analysis of the supply shortages, including quantified data and analysis of the impact on your operations, as well as known and anticipated events and trends that may impact your future operations. Discuss your response for managing these events. Please also address the expected impact on your liquidity and capital resources. Refer to Item 303(c) of Regulation S-K and Items 303(b)(1)(i) and 303(b)(2)(ii).

Response:

The Company experienced cost increases for its raw materials for the six months ended June 30, 2021, primarily due to industry shortages in supply and consistent market demand. Since the prior fiscal year, commodity protein costs have increased 119%, negatively affecting Company gross margin. The Company is taking steps to manage the increase and shortages by entering into agreements with additional protein brokers to diversify its protein sources, along with working with new vendors to source other components such as scoops and bags. In addition, the Company is increasing prices to customers on select products.

Messrs. Pavot and O’Brien

October 15, 2021

For the remainder of 2021, given the current market, the Company expects continued pressure on protein prices but is unable to forecast future protein prices. Any additional increases in protein prices, to the extent not offset by the steps described above, will negatively impact the Company’s gross margins, liquidity and ability to use capital resources for other business purposes.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, provide additional disclosures consistent with the above.

Gross Profit, page 25

2.	Please disclose the impact on gross margin that was caused by the significant decrease in discounts and sales allowances as a percentage of gross revenue.

Response:

During the second quarter of 2021, the Company met with one of its largest customers to review and finalize their discretionary promotional activity, generating significant reductions to estimates for the remainder of 2021. These reductions will decrease the annual spend on discretionary promotional activity for this customer by 41%, which improved gross profit by 4% in the second quarter.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, provide additional disclosures consistent with the above.

Selling, General and Administrative, page 26

3.	Please explain why bad debt expense increased by 169% whereas net receivables decreased by 26%. Any material changes in the aging of receivables and/or the credit quality of major accounts should be clearly disclosed.

Response:

During the second quarter of 2021, a customer filed bankruptcy without giving prior indication or notice. The event accounted for approximately $133,000 of bad debt expense, elevating the year over year increase to 110% for account write-downs.

The Company respectfully acknowledges the Staff’s comment and will consider in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, providing additional disclosures consistent with the above.

Messrs. Pavot and O’Brien

October 15, 2021

Form 10-K filed March 29, 2021

Revenue, net, page 21

4.	Please disclose the extent to which the increase in sales prices offset the decline in 2020 sales volumes. See Item 303(b)(2)(iii) of Regulation S-K.

Response:

During 2020, the Company increased its sales prices on select products, which increased revenues approximately $700,000. The Company also reduced expenditures on partnership advertising, online impressions and click advertising with our online customers, and on end-aisle and front of the store promotions with our retail customers, which contributed to a volume decline.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, will provide additional disclosures consistent with the above.

Interest Expense, page 24

5.	Please disclose the extent the change in interest expense between periods was impacted by changes in interest rates and by changes in outstanding debt amounts. Also, please quantify the amount of the reported interest reversal recognized in 2020. See Item 303(b) of Regulation S-K.

Response:

Interest expense decreased in 2020 compared to 2019, primarily driven by decreases in related party and other interest expense. Related party interest expense decreased primarily due to the refinancing of a Convertible Note in September 2019, in which the $18 million note was converted to common stock. Once the note was converted, the Company no longer incurred interest expense. Other interest expense decreased primarily due to the Company settling two lawsuits with past vendors, for which the Company had been accruing interest. Upon settlement of these lawsuits in 2020, the Company was released from the obligation to pay interest and, accordingly, the accrued interest expense was reversed, which mainly related to the 4Excelsior matter for $1 million.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, provide additional disclosures consistent with the above.

Cash Flows, page 25

6.	Please disclose why your accounts receivable increased 56% whereas your revenue decreased by 19%. Absent a substantive explanation, it is unclear whether there has been a material decrease in the credit quality of your receivables portfolio or whether there was a change in the application of your revenue recognition policy. In this regard, we note that the increase in receivables had a material adverse impact on your operating cash flow. The disproportionate change in inventory should also be explained. See Section 501.03 of the Financial Reporting Codification.

Messrs. Pavot and O’Brien

October 15, 2021

Response:

The Company’s accounts receivable balance increase at the end of 2020 was primarily due to a timing of sales during the month of December 2020 compared to the month of December 2019 for one of the Company’s largest customers. The customer placed a large order in December 2020, under normal terms, as it needed product in order to roll out a new flavor in January 2021.

The Company’s inventory balance decreased as the Company has moved to a model where contract manufacturers drop ship product directly to customers. This has allowed the Company to reduce the amount of inventory on hand at its third-party logistics partners.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, provide additional disclosures consistent with the above.

Non-GAAP Adjusted EBITDA, page 30

7.	You state that this measure “is useful in measuring the Company’s cash available for operations.” Since this is a liquidity measure, please disclose the reconciliation to GAAP operating cash flows. See Item 10(e)(1)(i)(B) of Regulation S-K. In addition, explain why bad debt expense is excluded given that it is a normal and recurring operating expense that reflects the net amount of reported revenue you expect to collect in cash.

Response:

Upon reflection, including review of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company will in future filings remove the commentary that Adjusted EBITDA is useful in measuring the Company’s cash available for operations.

Historically, bad debt expense has been excluded from Adjusted EBITDA, given the volatility of the bad debt expense from period to period and its immateriality. However, upon reflection, the Company will include bad debt expense in Adjusted EBITDA in future filings.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, make changes to Adjusted EBITDA as mentioned above.

Messrs. Pavot and O’Brien

October 15, 2021

Statement of Operations, page F-5

8.	There appears to be an inconsistency in the manner that you present expense categories. Specifically, most of your expenses are classified by function (cost of revenue, advertising and promotion, SG&A, etc.) but the salaries and professional fees are classified by nature. The presentation should be consistent otherwise it is unclear whether the reported functional expense amounts are understated since they presumably exclude the corresponding amounts of salaries and professional fees. Please revise.

Response:

The Company has updated its Consolidated Statements of Operations to be presented by function, which did not change total operating expenses:

MusclePharm Corporation

Consolidated Statements of Operations

(In thousands, except share and per share data)

	For the Years Ended December 31,
	2020	2019
Revenue, net	$64,440	$79,667
Cost of revenue	44,831	70,979
Gross profit	19,609	8,688
Operating expenses:
General and administration	12,952	15,352
Selling and promotional	3,888	8,442
Impairment of operating lease right-of-use assets	167	—
Total operating expenses	17,007	23,795
Income (loss) from operations	2,602	(15,107)
Other (expense) income:
Loss on settlement of obligations	(95)	(125)
Gain on settlement of payables	1,687	—
Interest and other expense, net	(1,028)	(3,609)
Income (loss) before provision for income taxes	3,166	(18,841)
(Benefit) provision for income taxes	(19)	86
Net income (loss)	$3,185	$(18,927)
Net income (loss) per share, basic	$0.10	$(0.92)
Net income (loss) per share, diluted	$0.08	$(0.92)

Weighted average shares used to compute net income (loss) per share, basic	32,812,462	20,475,313
Weighted average shares used to compute net income (loss) per share, diluted	41,172,461	20,475,313

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, present its Statement of Operations with expense categories classified by function only.

Messrs. Pavot and O’Brien

October 15, 2021

4 Excelsior Matter, page F-28

9.	We understand that you recognized a $1.2 million gain based on the calculated present value of your $3.6 million long-term payment obligation. Given the materiality of this gain to your reported operating results, please tell us how you determined the appropriate discount rate for this liability and the authoritative accounting guidance that supports your assumption.

Response:

As disclosed in the Company’s Form 10-K for the year ended December 31, 2020, the Company had two financing arrangements with third parties. For one, a line of credit agreement was entered with Crossroads Financial Group, LLC (“Crossroads”) allowing the Company to borrow funds against its inventory. The second agreement was a secured borrowing arrangement with Prestige Capital Corporation (“Prestige”) permitting the Company to sell and assign certain accounts receivable. The discount rate used for this present value of the liability was the average rate of the Company’s arrangements with Crossroads and Prestige.

The Company reviewed ASC 440-10-50-5, which states “Disclosure of the amount of imputed interest necessary to reduce the unconditional purchase obligation(s) to present value is encouraged but not required. The discount rate shall be the effective initial interest rate of the borrowings that financed the facility (or facilities) that will provide the contracted goods or services, if known by the purchaser. If not, the discount rate shall be the purchaser’s incremental borrowing rate at the date the obligation is entered into.” As stated above, the Company used the average rate of its arrangements, which reflects the purchaser’s incremental borrowing rate.

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2021, provide additional disclosures consistent with the above.

* * * * *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (___) ___-___. Thank you for your assistance.

Sincerely,

/s/ Sabina Rizvi
Sabina Rizvi
President and Chief Financial Officer
MusclePharm Corporation